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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenbrier Diversified, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8530 Wilshire Blvd., Suite 200
(No and Street)

Beverly Hills (City) CA (State) 90211-3113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard Borris (310) 358-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – if individual, state last, first, middle name)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 06 2006
WASH. D.C. 152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Borris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenbrier Diversified, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 13 day of JAN, 2006

Notary Public

RICHARD VALDEZ
Comm. # 1486996
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires APRIL 30, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenbrier Diversified, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2005


BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Greenbrier Diversified, Inc.

We have audited the accompanying statement of financial condition of Greenbrier Diversified, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenbrier Diversified, Inc. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 12, 2006

We Focus & CareSM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Greenbrier Diversified, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 6,222
Accounts receivable	1,874
Membership fees	500
Total assets	$ 8,596

Liabilities & Stockholder's Equity

Liabilities	
Accounts payable	$ 471
Total liabilities	471
Stockholder's equity	
Common stock, no par value, 100,000 shares authorized, 10,000 issued and outstanding	10,000
Accumulated deficit	(1,875)
Total stockholder's equity	8,125
Total liabilities & stockholder's equity	$ 8,596

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc.
Statement of Income
For the Year Ended December 31, 2005

Revenues	
Commissions	$ 55,752
Total revenue	55,752
Expenses	
Taxes, licenses, & fees, other than income	194
Other operating expenses	10,090
Total expenses	10,284
Income before income tax provision	45,468
Income tax provision	800
Net income (loss)	$ 44,688

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Retained Earnings (Accumulated Deficit)	Total
Balance, at January 1, 2005	$ 10,000	$ 4,957	$ 14,957
Net income (loss)	–	44,668	44,668
Dividends	–	(51,500)	(51,500)
Balance, at December 31, 2005	$ 10,000	$ (1,875)	$ 8,125

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ 44,668
Adjustments to reconcile net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable	$ (1,874)	
(Decrease) increase in:		
Accounts payable	424	
Income taxes payable	(148)	
Total adjustments		(1,598)
Net cash provided by (used in) operating activities		43,070
Cash flow from investing activities:		–
Cash flow from financing activities:		
Dividends	(51,500)	
Net cash provided by (used in) financing activities		(51,500)
Net increase (decrease) in cash		(8,430)
Cash at beginning of year		14,652
Cash at end of year		$ 6,222
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ –	
Income taxes	$ 1,010	

The accompanying notes are an integral part of these financial statements.

Greenbrier Diversified, Inc.
Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Greenbrier Diversified, Inc. (the "Company") was formed on June 17, 1986 in the State of California. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company serves primarily individual customers in Southern California.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Based upon the income reported, the commissions earned from the sales of stocks, mutual funds and investment company shares represent the major portion of the business.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis.

Commissions are generally recognized on the trade dates.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $800 is the California franchise tax minimum.

Note 3: RELATED PARTY TRANSACTIONS

Commissions were earned by the Company in transactions executed directly for clients of a related entity in which the stockholder owns 100% of the stock.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 5: COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company's net capital of $7,625 exceeded the minimum net capital requirement by $2,625; and the Company's ratio of aggregate indebtedness ($471) to net capital was 0.06 to 1, which is less than the 15 to 1 maximum ratio allowed of a Broker/Dealer.

Greenbrier Diversified, Inc.
Notes to Financial Statements
December 31, 2005

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $1,903 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 5,722
Adjustments:		
Accumulated deficit	$ 1,403	
Adjustments to net worth	500	
Total adjustments		1,903
Net capital per audited statements		$ 7,625

Greenbrier Diversified, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Stockholder's equity		
Common stock	$ 10,000	
Accumulated deficit	(1,875)	
Total stockholder's equity		$ 8,125
Less: Non–allowable assets		
Membership fees	(500)	
Net adjustments		(500)
Net Capital		7,625
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 31	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 2,625
Percentage of aggregate indebtedness to net capital	0.06:1	

There is $1,903 difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 6.

See independent auditor's report

Greenbrier Diversified, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to Greenbrier Diversified, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report

Greenbrier Diversified, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Greenbrier Diversified, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report

Greenbrier Diversified, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005


Certified Public Accountants

Board of Directors
Greenbrier Diversified, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Greenbrier Diversified, Inc. for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Greenbrier Diversified, Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 12, 2006